UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Subject Company (Issuer))

SEAHAWK MERGECO., INC.

(Name of Filing Persons (Offeror))

SALTCHUK RESOURCES, INC.

(Name of Filing Persons (Parent of Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R863

(CUSIP Number of Class of Securities)

Jerald W. Richards

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Voss

Michelle R. McCreery

K&L Gates LLP

925 Fourth Avenue

Seattle, WA 98104

(206) 623-7580

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on June 10, 2024 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer (the “Offer”) by Seahawk MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Overseas Shipholding Group, Inc. (NYSE:OSG) (“OSG”), other than the Shares owned by Parent, Purchaser or any of their respective affiliates, for $8.50 per Share in cash, without interest and subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged. This Amendment No. 2 is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

The information set forth in the Offer to Purchase under Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the second paragraph of the subsection titled “Antitrust” and adding the following paragraph in its place:

“On June 10, 2024, OSG and Parent filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. At 11:59 p.m., Eastern Time, on June 25, 2024, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the Offer Condition relating to the HSR Act, as discussed in Section 15—“Conditions of the Offer,” has been satisfied. The Offer continues to be subject to the other Offer Conditions set forth in the Offer to Purchase.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(C)	Joint Press Release of OSG and Parent issued on June 26, 2024

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2024

SEAHAWK MERGECO., INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Treasurer

SALTCHUK RESOURCES, INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Senior V.P. and CFO